 UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 23)

SonomaWest Holdings, Inc.
(Name of Issuer)

Common Stock, $0.0001 Par Value
(Title of Class of Securities)

835637109
(CUSIP Number)

Craig R. Stapleton
President
Stapleton Acquisition Company
135 East Putnam Avenue
Greenwich, CT 06830
(203) 622-1382

Copy to:

Ronald R. Levine, II, Esq.
Davis Graham & Stubbs LLP
1550 17th Street, Suite 500
Denver, CO 80202
(303) 892-7514

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 9, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

CUSIP No. 835637109	Schedule 13D	Page 2 of 9

1	NAMES OF REPORTING PERSONS Craig R. Stapleton
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,075,278 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,075,278 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,075,278 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 85.9%
14	TYPE OF REPORTING PERSON (See Instructions) IN
(1)
Consists of 1,075,278 shares of Common Stock (as defined below) owned by Stapleton Acquisition Company, a Delaware corporation (“SAC”). Mr. Craig R. Stapleton is a member of a group with SAC as described herein.

CUSIP No. 835637109	Schedule 13D	Page 3 of 9

1	NAMES OF REPORTING PERSONS Dorothy W. Stapleton
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,075,278 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,075,278 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,075,278 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 85.9%
14	TYPE OF REPORTING PERSON (See Instructions) IN
(1)	Consists of 1,075,278 shares of Common Stock owned by SAC. Mrs. Dorothy W. Stapleton is a member of a group with SAC as described herein.

CUSIP No. 835637109	Schedule 13D	Page 4 of 9

1	NAMES OF REPORTING PERSONS Walker R. Stapleton
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF/OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,075,278 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,075,278 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,075,278 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 85.9%
14	TYPE OF REPORTING PERSON (See Instructions) IN
(1)	Consists of 1,075,278 shares of Common Stock owned by SAC. Mr. Walker R. Stapleton is a member of a group with SAC as described herein.

CUSIP No. 835637109	Schedule 13D	Page 5 of 9

1	NAMES OF REPORTING PERSONS Wendy S. Reyes, Trustee, Separate Property Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF/OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,075,278 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,075,278 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,075,278 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 85.9%
14	TYPE OF REPORTING PERSON (See Instructions) IN
(1)	Consists of 1,075,278 shares of Common Stock owned by SAC. Mrs. Wendy S. Reyes, Trustee, Separate Property Trust, is a member of a group with SAC as described herein.

CUSIP No. 835637109	Schedule 13D	Page 6 of 9

1	NAMES OF REPORTING PERSONS Stapleton Acquisition Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) BK/AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,075,278 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,075,278 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,075,278 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 85.9%
14	TYPE OF REPORTING PERSON (See Instructions) CO
(1)	SAC is a member of a group with Craig R. Stapleton, Dorothy W. Stapleton, Walker R. Stapleton and Wendy S. Reyes, Trustee of Separate Property Trust, as described herein.

CUSIP No. 835637109	Schedule 13D	Page 7 of 9

This Amendment No. 23 to Schedule 13D (this “Amendment”) amends the below-indicated Items from the Schedule 13D previously filed by the Filing Persons (as defined in Item 2 of the Statement), as previously amended from time to time (the “Statement”), by supplementing such Items with the information below.  Capitalized terms used and not defined in this Amendment, and previously defined in the Statement, have the meanings given to them in the Statement.

Item 4.                                Purpose of Transaction

Item 4 of the Statement is amended and supplemented as follows:

On May 9, 2011, SAC issued a press release announcing the results of the Offer through the expiration of the subsequent offering period at 5:00 p.m., New York City time, on May 6, 2011. According to the final report of Continental Stock Transfer & Trust Company, the depositary for the Offer, as of the expiration of the subsequent offering period, an aggregate of 472,925 shares of Common Stock were validly tendered pursuant to the Offer. The shares tendered in the Offer, together with the shares already owned by the Acquisition Group, represent approximately 86% of the outstanding shares of Common Stock. All shares that were validly tendered during the subsequent offering period have been accepted for purchase and payment at the offer price of $10.05 per share in cash, without interest and less any applicable withholding taxes, and all holders of these shares will be paid promptly in accordance with the terms of the Offer.

SAC intends to acquire all of the remaining outstanding shares of Common Stock by means of the Merger. Since SAC owns less than 90% of the outstanding shares, the “short-form” merger provisions of Delaware law will not be available for the Merger. Instead, the Merger will be subject to the approval of the Issuer’s board of directors and to the affirmative vote of a majority of the Issuer’s outstanding shares. As a result of the purchase of the shares tendered in the Offer, SAC has sufficient voting power to approve the Merger without the affirmative vote of any other stockholder of the Issuer. As a result of the Merger, each share not tendered in the Offer (other than shares owned by the Acquisition Group, or shares, if any, held by stockholders who are entitled to and properly exercise appraisal rights under Delaware law) will be converted into the right to receive the same price of $10.05 per share in cash, without interest and less any applicable withholding taxes, that was paid in the Offer. Following the Merger, the Issuer will become a privately-held corporation and the shares of Common Stock will cease to be traded on the over-the-counter “Pink Sheets.” Information regarding the Merger will be mailed to the Issuer’s stockholders who did not tender their shares in the Offer and, following the consummation of the Merger, instructions will be mailed to such stockholders outlining the steps to be taken to obtain the merger consideration.

SAC’s press release dated May 9, 2011 that announced, among other things, the expiration of the subsequent offering period and the results of the Offer is attached hereto as Exhibit 22 and is incorporated herein by reference.

Item 5.                                Interest in Securities of the Issuer

Item 5 of the Statement is amended and supplemented as follows:

As of May 9, 2011, each Filing Person beneficially owned the following number of shares of Common Stock:

Name of Filing Person	Number of Shares Beneficially Owned	Percent of Outstanding
Craig R. Stapleton	1,075,278 (1)	85.9%
Dorothy W. Stapleton	1,075,278 (2)	85.9%
Walker R. Stapleton	1,075,278 (3)	85.9%
Wendy S. Reyes, Trustee, Separate Property Trust	1,075,278 (4)	85.9%
Stapleton Acquisition Company	1,075,278	85.9%

CUSIP No. 835637109	Schedule 13D	Page 8 of 9

-------------------------------
(1)  Consists of 1,075,278 shares of Common Stock owned by SAC. Mr. Craig R. Stapleton is a member of a group with SAC as described herein. In connection with the Offer and pursuant to that certain Contribution and Subscription Agreement entered into by and between SAC and Mr. Craig R. Stapleton described in Item 6 below, Mr. Craig R. Stapleton acquired approximately 44% of the equity interests of SAC. Accordingly, Mr. Craig R. Stapleton has a pecuniary interest in approximately 473,122 of the shares of Common Stock owned by SAC.

(2) Consists of 1,075,278 shares of Common Stock owned by SAC. Mrs. Dorothy W. Stapleton is a member of a group with SAC as described herein. In connection with the Offer and pursuant to that certain Contribution and Subscription Agreement entered into by and between SAC and Mrs. Dorothy W. Stapleton described in Item 6 below, Mrs. Dorothy W. Stapleton acquired approximately 19% of the equity interests of SAC. Accordingly, Mrs. Dorothy W. Stapleton has a pecuniary interest in approximately 204,303 of the shares of Common Stock owned by SAC.

(3) Consists of 1,075,278 shares of Common Stock owned by SAC. Mr. Walker R. Stapleton is a member of a group with SAC as described herein. In connection with the Offer and pursuant to that certain Contribution and Subscription Agreement entered into by and between SAC and Mr. Walker R. Stapleton described in Item 6 below, Mr. Walker R. Stapleton acquired approximately 21% of the equity interests of SAC. Accordingly, Mr. Walker R. Stapleton has a pecuniary interest in approximately 225,808 of the shares of Common Stock owned by SAC.

(4) Consists of 1,075,278 shares of Common Stock owned by SAC. Mrs. Wendy S. Reyes, Trustee, Separate Property Trust, is a member of a group with SAC as described herein. In connection with the Offer and pursuant to that certain Contribution and Subscription Agreement entered into by and between SAC and Mrs. Wendy S. Reyes, Trustee, Separate Property Trust, described in Item 6 below, Mrs. Wendy S. Reyes, Trustee, Separate Property Trust, acquired approximately 16% of the equity interests of SAC. Accordingly, Mrs. Wendy S. Reyes, Trustee, Separate Property Trust, has a pecuniary interest in approximately 172,045 of the shares of Common Stock owned by SAC.

The percentages set forth above are based on a total of 1,251,367 shares of Common Stock outstanding as of May 9, 2011.

Reference is made to the response to Item 4 of this Statement, which is incorporated by reference in response to this Item.

Item 7.               Material to be Filed as Exhibits

CUSIP No. 835637109	Schedule 13D	Page 9 of 9

Exhibit 22	Press release, dated May 9, 2011, issued by SAC

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 10, 2011

/s/ Craig R. Stapleton
(Signature)

Craig R. Stapleton, individually and as attorney-in-fact for the other Filing Persons

President
(Name/Title)